SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 11-K

_____

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-3863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harris Corporation Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919

**HARRIS CORPORATION
RETIREMENT PLAN**

Financial Statements
and Supplementary Information

June 30, 2003 and 2002

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

Financial Statements

    Statements of Net Assets Available for Benefits

    Statement of Changes in Net Assets Available for Benefits

    Notes to Financial Statements

Supplemental Schedules

SIGNATURES

EXHIBIT 23 CONSENT OF INDEPENDENT AUDITOR

HARRIS CORPORATION RETIREMENT PLAN

Table of Contents

June 30, 2003 and 2002	Page

INDEPENDENT AUDITOR'S REPORT

To the Participants
and the Retirement Plan Administrative Committee of the
Harris Corporation Retirement Plan
Melbourne, Florida

We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the "Plan") as of June 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2003 and 2002, and the changes in its net assets available for benefits with fund information for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of June 30, 2003, assets held for investment which were both acquired and disposed of within the plan year, and transactions or series of transactions in excess of five percent of the current value of Plan assets for the year then ended, together referred to as "supplemental information", are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the June 30, 2003 financial statements and, in our opinion, are fairly stated in all material respects in relation to the June 30, 2003 financial statements taken as a whole.

/s/ Bray/Beck & Koetter CPA, PA

Melbourne, Florida
October 22, 2003

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

June 30, 2003 and 2002

	2003	2002
ASSETS		
Investments, at fair value (Note 4):		
Common stocks	$ 625,947,940	$ 659,205,154
Registered investment companies	143,060,834	109,816,957
Common/collective trust funds	416,969,302	469,694,884
Guaranteed Investment Contracts	546,575,850	484,283,836
Participant loans	24,012,032	22,232,964
Partnership interests	116,441	—
Total investments	1,756,682,399	1,745,233,795
Receivables:		
Contributions receivable:		
Harris Corporation	19,008,067	14,205,703
Participants	1,948,428	1,882,557
Loan payments	440,320	344,963
Accrued interest and dividends	755,807	885,764
Securities sold	2,907,719	3,488,306
Total receivables	25,060,341	20,807,293
Cash and cash equivalents (Note 3)	93,854,099	98,031,774
Total assets	1,875,596,839	1,864,072,862
LIABILITIES		
Due to participants	4,961,144	5,226,762
Accrued expenses	25,998	3,425
Securities purchased	678,311	3,125,871
Total liabilities	5,665,453	8,356,058
Net assets available for benefits	$1,869,931,386	$1,855,716,804

See accompanying notes to financial statements.

2

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2003 and 2002

	2003	2002
Increases:		
Interest	$ 27,411,139	$ 32,497,776
Dividends	11,694,950	10,817,470
Net appreciation (depreciation) in fair value of investments	(10,565,848)	(163,778,211)
Contributions:		
Participant rollover	3,730,871	3,511,126
Employer profit sharing	17,800,749	13,232,751
Employer matching	31,143,376	25,588,126
Employee	48,607,941	45,223,613
Total increases	129,823,178	(32,907,349)
Decreases:		
Benefits paid directly to participants	111,622,061	134,776,852
Administrative expenses	3,986,535	4,860,365
Total decreases	115,608,596	139,637,217
Net increase (decrease) in net assets available for benefits	14,214,582	(172,544,566)
Net assets available for benefits:		
Beginning of year	1,855,716,804	2,028,261,370
End of year	$1,869,931,386	$1,855,716,804

3

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2003 and 2002

1. Description of the Plan

The following description of the Harris Corporation Retirement Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

<u>General</u>

The Harris Corporation Retirement Plan is a defined contribution plan covering substantially all domestic employees of Harris Corporation who are not covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

<u>Contributions</u>

The Harris Corporation Retirement Plan features a Profit-Sharing Program and a Deferred Income Savings Program. The Corporation's annual contribution to the Profit-Sharing Program is equal to 11.5% of the Corporation's adjusted and consolidated net income as defined under the plan document, plus any discretionary amount determined by the Board of Directors of the Corporation. The Profit-Sharing contribution is allocated, in the subsequent Plan year, among participating employees' individual account balances based on eligible compensation. The Deferred Income Savings Program was designed to take advantage of Internal Revenue Code Section 401(k). Under the Deferred Income Savings Program, participants may contribute up to 20% of their regular eligible compensation to the Plan in 1% increments. The contributions can be in pre-tax or after-tax dollars at the participant's election. The employer contributes a matching amount equal to 100% of the participant's contributions, to a maximum of 6.857% of eligible compensation. Participants are eligible to make elective contributions on a pre-tax or after-tax basis during the first year of service. Participants become eligible to receive allocations under the Profit-Sharing Program and matching contributions under the Deferred Income Savings Program after completing one year of credited service.

<u>Payments of Benefits</u>

Distributions from the Plans can be made in the event of death, disability, termination of employment or financial hardship.

<u>Participant Loans</u>

The loan program permits employees to borrow against their 401(k) plan contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plan. Payback periods range from one to five years at the option of the participant. Interest rates are established by the Corporation based on market rates. The outstanding loans have been established as a separate fund. Principal and interest paid on the loans are allocated to the funds consistent with the allocation of 401(k) plan contributions.

4

1. Description of the Plan, continued

Vesting

A participant's right to profit-sharing funds and employer matched deferred income contributions becomes vested using a formula based upon service, with 20% vesting after two years of credited service, and an additional 20% vesting for each of the four following years of credited service. At the time of retirement, death, or termination of employment, a participant's vested share of the Plans assets, net of any participant loans outstanding, becomes distributable in a lump-sum payment or through installments over a period of time as requested by the participant and approved by the Retirement Plan Administrative Committee.

Forfeitures

A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested, will forfeit the non-vested portion of the Corporation's contributions unless the participant returns to employment within five years. The forfeited contributions reduce the cash contributions from the Corporation. For the year ended June 30, 2003, employer contributions were reduced by $987,935 from forfeited nonvested accounts. Forfeited amounts included in Plan assets at June 30, 2003 which are available to reduce company contributions totaled $1,509,913. In 2003 and 2002 the forfeitures used reduced contributions in the Money Market Fund.

Plan Termination

Although it has not expressed any intent to do so, Harris Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants will become 100 percent vested in their accounts.

Investment Options

Upon enrollment into the Plan, a participant may direct employer, employee, and profit sharing contributions in any of twelve investment options, except that profit sharing contributions may not be invested in the Harris Stock Fund. The investment options are fully described in the "Employer Summary Plan Description". Elections to change funds can be made daily; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Money Market Fund. A participant may not transfer amounts from other investment funds to the Harris Stock Fund.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2003 and 2002

2. Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used when available, to value investments. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Guaranteed investment contracts held in the Plan's Stable Value Fund are fully benefit-responsive. In accordance with Statement of Position No. 94-4 *"Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pensions Plans"*, these contracts are recorded at contact value, which approximates fair value. The average effective yield for the years ended June 30, 2003 and 2002 was 3.82% and 5.07%, respectively. Crediting interest rates range from 1.79% — 7.53% at June 30, 2003 and 4.0% — 7.53% at June 30, 2002. Participant loans are stated at cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

Administrative Expenses

Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Trust.

Payment of Benefits

Benefits are recorded when paid.

3. Transactions with Parties-in-Interest

Under Department of Labor regulations for reporting and disclosure, an employee benefit plan is required to report investment transactions and compensation paid to a "party-in-interest".

The term "party-in-interest" is broadly defined but would include Harris Corporation as the Plan Sponsor; Deutsche Bank Trust Company as Trustee; and any person or corporation that renders services to the Plan.

Investments of the Plan at June 30, 2003 and 2002 include the following:

	2003		2002	
	Shares	Fair Value	Shares	Fair Value
Pyramid Broad Market				
Fixed Income Fund	—	$ —	80,116,477	$219,795,549
Pyramid Equity Index Fund	—	—	101,518	249,899,335
Harris Corporation common stock	1,470,415	44,185,971	1,285,222	46,576,445

Cash and cash equivalents of the Plan at June 30, 2003 and 2002 include (but is not limited to) the following:

	2003		2002	
	Shares	Fair Value	Shares	Fair Value
Pyramid Directed Account				
Cash Fund	28,726,049	$28,726,049	33,935,724	$33,935,724

Pyramid Funds were managed by Deutsche Bank Trust Company, the Plan's Trustee, until November 2002, when the index equity and index bond monies were sold to Northern Trust. As more fully described in Note 6, Northern Trust is the Plan's new trustee, effective November 1, 2003.

7

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2003 and 2002

---

4. Investments

Investment income of the Plan during the years ended June 30, 2003 and June 30, 2002 is as follows:

	2003	2002
Net appreciation (depreciation) in fair value as determined by quoted market prices:		
U.S. government securities	$ (1,016,538)	$ 4,788,060
Corporate debt securities	—	576,952
Foreign debt securities	—	(14,608)
Partnership interests	3,778	—
Corporate equity securities	(28,367,188)	(110,043,242)
Registered investment companies	1,113,305	(5,275,100)
Morgan Stanley International Magnum Fund	—	(7,843,023)
Putnam New Opportunities Fund	—	(2,173,184)
	(28,266,643)	(119,984,145)
Net appreciation (depreciation) in fair value as determined by investee company:		
NTGI-QM Collective Daily Aggregate Bond Index	18,995,239	13,470,302
NTGI-QM Collective Daily S&P500 Equity Index	(1,294,444)	(57,264,368)
	17,700,795	(43,794,066)
Interest and dividends	39,106,089	43,315,246
Totals	$ 28,540,241	$(120,462,965)

The fair value of individual investments that represent 5% or more of plan net assets at June 30, 2003 are as follows:

NTGI-QM Collective Daily S&P500 Equity Index Fund	$240,212,919
NTGI-QM Collective Daily Aggregate Bond Index Fund	$176,756,383

5. Tax Status

The plan obtained its latest determination letter on August 18, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust is tax-exempt as of June 30, 2003. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Subsequent Event

On October 24, 2003, the Company appointed Northern Trust Company as successor trustee for the Corporation's 401(k) Retirement Plan Master Trust, effective November 1, 2003.

Supplemental Schedules

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 1

ACCOUNT 124079 - COMBINED

HARRIS COROPORATION
RETIREMENT PLAN
COMBINED REPORT

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
FRAC CUSIP FOR KINDER MORGAN MGMT (494S5U100)	64,960.000	0.00	2.40
ARCH CAPITAL GROUP LTD COM STK USD0.01	4,200.000	157,220.24	145,656.00
COOPER INDUSTRIES LTD COM USD5 CLASS 'A' (FORMERLY COOPER INDUSTRIES INC)	66,900.000	2,431,068.38	2,762,970.00
FRONTLINE COM	22,300.000	256,716.17	317,106.00
INGERSOLL RAND CO CL 'A' COM STK USD2	93,700.000	4,444,497.38	4,433,884.00
IPC HLDGS LTD ORD	4,400.000	140,307.07	147,444.00
MARVELL TECHNOLOGY GROUP LTD ORD	2,000.000	68,575.44	68,700.00
MAX RE CAPITAL COM STK	7,300.000	113,139.62	108,405.00
NABORS INDUSTRIES LTD COM STK (FORMERLY NABORS INDUSTRIES INC)	13,000.000	423,412.07	513,890.00
02MICRO INTERNATIONAL LIMITED COMMON STOCK	47,875.000	675,929.24	772,223.75
UTI WORLDWIDE INC ISIN# VGG872101032 COM	3,300.000	85,907.09	101,805.00
TOMMY HILFIGER COM STK USD0.01	22,700.000	203,752.36	209,748.00

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 2

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
TRANSOCEAN INC COM USD0.01 (FORMELY TRANSOCEAN SEDCO FOREX INC)	14,800.000	665,854.37	325,156.00
WEATHERFORD INTL LTD COM USD1 (FORMERLY WEATHERFORD INTERNATIONAL INC)	11,500.000	572,530.40	481,850.00
TARO PHARMACEUTICAL INDS LTD ORD	11,450.000	377,182.98	630,093.50
VERISITY LTD ORD	32,925.000	511,357.24	390,819.75
QIAGEN INC ADR COM	36,125.000	231,975.98	293,335.00
FLEXTRONICS INTL LTD	28,900.000	299,809.13	301,427.00
PYRAMID DISCRETIONARY ACCOUNT CASH FUND	1.660	1.66	1.66
PYRAMID DIRECTED ACCOUNT CASH FUND	28,726,047.550	28,726,047.55	28,726,047.55
RESERVE INVSTMT FUND INC 05/20/2000	3,013,276.480	3,013,276.48	3,013,276.48
HARRIS RETIREMENT PLAN LOAN	24,012,032.570	24,012,032.570	24,012,032.570
AFLAC CORP	11,600.000	302,654.80	356,700.00
AOL TIME WARNER COMMON STOCK	296,150.000	6,421,413.82	4,765,053.50
AT&T COMCAST CORP CLA A COMMON STOCK	73,850.000	1,864,770.39	1,421,612.50
AT&T WIRELESS SVCS INC COMMON STOCK	67,500.000	584,566.19	554,175.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 3

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
ABBOTT LABORATORIES COM NPV	77,200.000	3,139,861.15	3,378,272.00
ACCREDO HEALTH INC COM	22,062.000	611,523.41	477,642.30
ACUITY BRANDS INC COMMON STOCK USD0.01	6,600.000	114,208.98	119,922.00
ADOBE SYSTEMS COM NPV	13,300.000	480,359.32	426,531.00
ADTRAN INC COM STK USD.01	3,400.000	117,456.99	175,508.00
ADVANCED DIGITAL INFORMATION COM	29,300.000	315,199.17	290,656.00
AGERE SYSTEMS INC CL 'A' COM STK USD0.01	147,932.000	892,826.68	344,681.56
AGERE SYSTEMS INC CL 'B' COMMON STOCK USD. 0.01	44,975.000	398,945.77	103,442.50
AGILENT TECHNOLOGIES INC COMMON STOCK USD0.01	23,800.000	1,049,272.29	465,290.00
AIR PRODS & CHEMS INC COM	55,220.000	2,582,190.55	2,297,152.00
ALCOA INC COM	26,600.000	773,818.26	678,300.00
SSGA US EXTENDED MARKET INDEX FUND	689,583.303	6,211,157.30	6,562,764.29
SSGA RUSSELL 2000 GROWTH INDEX FUND	1,457,671.795	11,469,404.55	11,643,882.30
STI CLASSIC INSTITUTIONAL CASH MGMT MONEY MARKET FUND	65,124,079.650	65,124,079.65	65,124,079.65
ALLERGAN INC COM USD0.01	7,900.000	619,913.33	609,090.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 4

ACCOUNT 124079 - COMBINED

HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
ALLIANCE GAMING CORP COM COM	19,370.000	281,861.33	366,286.70
ALLSTATE CORP COM STK USD0.01	68,250.000	2,537,817.63	2,433,112.50
ALLTEL COM USD1	41,900.000	1,661,680.34	2,020,418.00
ALPHARMA INC CL A COM	20,200.000	202,445.36	436,320.00
ALTERA COM NPV	115,080.000	1,321,175.34	1,890,764.40
ALTRIA GROUP INC F/K/A PHILIP MORRIS COS INC NEW COM STK USD0.3333	65,300.000	2,403,749.95	2,967,232.00
AMAZON COM INC COM	9,400.000	245,793.05	341,408.00
AMBAC INC COM	6,500.000	399,830.05	430,625.00
AMERADA HESS CORP COM	41,400.000	2,384,904.62	2,036,052.00
AMERICAN EXPRESS CO COM	98,100.000	3,329,240.10	4,101,561.00
AMERICAN FINANCIAL REALITY TRUST COMMON STOCK USD0.01	10,575.000	149,620.80	157,673.25
AMERICAN HEALTHWAYS INC COMMON STOCK USD0.001 (FORMERLY AMER HEALTHCORP)	10,500.000	204,264.39	378,210.00
AMERICAN INTL GROUP INC COM	141,026.000	6,950,497.97	7,781,814.68

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 5

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
AMERICAN MED SYS HLDGS INC COM	15,450.000	288,499.51	261,105.00
AMERICAN PHARMACEUTICAL PARTNER INC COM USD0.01	4,500.000	99,368.96	152,550.00
AMERUS GROUP CO COMMON STOCK	7,200.000	244,388.59	202,968.00
AMERISOURCEBERGEN CORP COM	18,110.000	1,235,574.09	1,255,928.50
AMERIGROUP CORP COM STK NPV	14,375.000	361,934.52	534,750.00
AMGEN CORP COM NPV	40,600.000	2,129,788.43	2,677,164.00
AMPHENOL CORP NEW CL A	18,000.000	854,663.10	842,760.00
AMSURG CORP COM STK	32,600.000	939,224.07	995,278.00
ANALOG DEVICES INCORPORATION COM STK USD0.16 2/3	23,700.000	1,401,322.87	825,234.00
ANALOGIC CORP COM STK USD0.05	2,200.000	111,923.91	107,404.00
ANCHOR BANCORP WISCONSIN INC COM	5,100.000	115,253.32	121,839.00
ANHEUSER BUSCH COS INC COM	13,200.000	597,878.78	673,860.00
AON CORP COM	32,000.000	1,014,274.73	770,560.00
APACHE CORP	6,210.000	357,463.77	404,022.60
APOLLO GROUP INC CLASS 'A' COM STK NPV	4,900.000	206,635.59	302,820.00

EIN 34-0276860

| DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK | SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003 | GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 6 |

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
APPLE COMPUTER COM.NPV	25,300.000	440,590.74	482,218.00
APPLIED MATLS INC COM	26,400.000	628,085.59	418,176.00
ARCH COAL INC COM	9,200.000	162,067.91	211,416.00
ASTRAZENECA PLC SPONSORED ADR	13,700.000	577,895.18	558,549.00
AUTOMATIC DATA PROCESSING INC COM STK USD0.10	5,700.000	218,991.10	193,002.00
AVERY DENNISON CORP COM	10,300.000	655,144.24	517,060.00
AVON PRODS INC COM	22,200.000	955,131.54	1,380,840.00
B J SERVICES	17,000.000	551,907.01	635,120.00
BP PLC ADR COM	56,456.000	2,099,774.58	2,372,281.12
BAKER HUGHES COM US	52,500.000	1,626,485.34	1,762,425.00
BANCORPSOUTH INC COM	9,300.000	207,683.53	193,905.00
BANDAG INC COM	2,900.000	113,905.24	108,083.00
BANK OF AMERICA CORP COM STK USD0.01 (FRMLY BANKAMERICA CORP)	44,100.000	2,643,937.04	3,485,223.00
BANK OF NEW YORK COM USD7.5	108,560.000	3,390,812.75	3,121,100.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 7

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
BANC ONE CORP COM NPV	107,200.000	4,006,588.90	3,985,696.00
BANTA CORP COM NASD	10,400.000	359,225.63	336,648.00
BAXTER INTL INC COM	88,900.000	2,814,236.22	2,311,400.00
BEA SYS INC COM	29,500.000	741,704.26	321,255.00
BECTON DICKINSON & CO COM	27,700.000	804,196.81	1,076,145.00
BENCHMARK ELECTRICS INC COM	10,700.000	264,673.92	329,132.00
BEST BUY INC COM	10,700.000	392,309.03	469,944.00
BIG 5 SPORTING GOODS CORP COM USD0.01	11,450.000	145,770.74	144,041.00
BIOGEN INC COM NA	8,100.000	369,386.29	307,557.00
BLACK & DECKER CORP COM USD0.50	18,500.000	574,297.79	803,825.00
BOB EVANS FARMS INC COM	5,190.000	134,186.92	145,268.10
BOEING CO COM	117,600.000	4,575,618.94	4,036,032.00
BOSTON SCIENTIFIC CORP COM	19,100.000	551,517.80	1,167,010.00
BRINKER INTERNATIONAL COM STK US$0.10	15,600.000	432,142.42	561,912.00
BRISTOL MYERS SQUIBB CO COM	150,400.000	6,258,446.87	4,083,360.00
BROADCOM CORP CL A	11,500.000	181,899.44	286,465.00

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 8

ACCOUNT 124079 - COMBINED

HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
BROWN FORMAN CORP CL B	18,300.000	940,084.56	1,438,746.00
BURLINGTON RESOURCES	9,800.000	448,091.37	529,886.00
CDW CORP COM STK USD0.01	6,500.000	238,461.32	297,765.00
C H ROBINSON WORLDWIDE INC COM	6,350.000	187,859.92	225,044.00
CIGNA CORP COM	35,200.000	1,369,860.07	1,652,288.00
CLECO CORP NEW COM	21,200.000	315,083.60	367,184.00
CVS CORP COM	15,200.000	760,723.24	426,056.00
CABOT MICROELECTRONICS COMMON STOCK	19,200.000	967,996.04	968,256.00
CAMPBELL SOUP CO COM	74,000.000	2,504,967.67	1,813,000.00
CAPITAL AUTOMOTIVE REIT	16,900.000	422,476.78	473,031.00
CARDINAL HEALTH INC COM STK NPV	11,000.000	469,019.03	707,300.00
CENDANT CORPORATION COMMON STOCK (REREF TO 2214638)	16,200.000	307,512.04	296,784.00
CEPHALON INC COM STK USD0.01	1,400.000	63,309.82	57,470.00
CHARLES RIV ASSOCS INC COM STK	16,575.000	315,777.05	468,575.25

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 9

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
CHARLES RIV LABS INTL INC COMMON STOCK	10,750.000	317,781.91	345,935.00
CHECKPOINT SYS INC COM	10,800.000	150,002.52	152,820.00
CHEVRONTEXACO CORP COM STK	115,640.000	8,603,107.19	8,349,208.00
CHICAGO MERCANTIL EXCHANGE HLDGS COMMON STOCK USD0.01	325.000	11,375.00	22,629.75
CHICO'S FAS INC COMMON STOCK USD0.01	22,327.000	340,907.40	469,983.35
CHOICEPOINT INC COM	4,000.000	138,274.98	138,080.00
CHRISTOPHER & BANKS CORP COMMON STOCK USD0.01 (FORMERLY BRUANS FASHIONS)	17,525.000	455,933.88	648,249.75
CHUBB CORP COM	30,700.000	1,939,374.12	1,842,000.00
CISCO SYSTEMS COMMON STOCK NPV	498,630.000	9,068,317.08	8,371,997.70
CINTAS CORP COM	6,700.000	305,150.18	237,381.00
CITIGROUP INC COM	266,057.000	8,416,652.16	11,387,239.60
CLEAR CHANNEL COMMUNICATIONS INC COM	18,400.000	1,050,240.01	779,976.00
CLOROX CO COM	30,900.000	974,107.59	1,317,885.00
COCA COLA CO COM	62,400.000	3,551,850.72	2,895,984.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 10

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
COGNIZANT TECHNOLOGY SOLUTIONS CORP COM STK USD0.01	19,181.000	331,767.91	467,824.59
COLGATE PALMOLIVE CO COM	25,100.000	1,310,534.40	1,454,545.00
COLONIAL BANCGROUP INC COM	10,510.000	146,471.49	145,773.70
COMCAST CORP CLASS A CM	95,318.000	2,949,831.54	2,876,697.24
COMCAST CORP SPECIAL CL 'A' COM STK NEW	28,800.000	906,488.52	834,912.00
COMMONWEALTH TEL ENTERPRISES INC NEW COM	4,600.000	169,693.67	202,124.00
COMPUTER SCIENCES COM $US1	20,600.000	1,303,903.29	785,272.00
CONNECTICUT BANCSHARES INC COMMON STOCK	2,700.000	108,993.19	105,732.00
CONOCOPHILLIPS COM $US1.25 (FORMERLY PHILLIPS PETROLEUM CO)	11,800.000	747,970.73	646,640.00
CONSTELLATION ENERGY GROUP NPV FRMLY (BALTIMORE GAS & ELECTRIC COM)	65,300.000	1,744,115.05	2,239,790.00
COOPER COS INC COM STK USD0.10	10,940.000	258,729.99	380,383.80
COPART INC COM STK NPV	27,525.000	506,219.98	260,111.25
CORPORATE OFFICE PPTYS TR	6,600.000	91,571.68	111,738.00
CORRECTION CORP OF AMERICA COMMON STOCK FRMLY (CCA PRISON REALTY CORP)	42.000	0.00	1,063.86

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 11

ACCOUNT 124079 - COMBINED

HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
COSTAR GROUP INC COM STK	3,575.000	99,209.81	106,106.00
COX COMMUNICATIONS INC CLASS 'A' COM STK USD0.01	9,000.000	293,061.40	287,100.00
CREE INC COMMON STOCK USD 0.005 (FORMERLY CREE RESEARCH INC)	8,775.000	161,968.65	142,593.75
CTI MOLECULAR IMAGING INC COM	16,850.000	309,930.12	314,252.50
CURTISS-WRIGHT CORP COM STK USD1	2,410.000	133,822.77	152,312.00
DANAHER CORP COM	4,600.000	255,466.42	313,030.00
DEERE & CO COM $US1	34,380.000	1,400,293.13	1,571,166.00
DELL COMPUTER COM USD1	179,170.000	5,814,133.64	5,704,772.80
DELPHI FINANCIAL GROUP INC CLASS 'A' COM STK USD0.01	3,540.000	125,917.97	165,672.00
DENBURY RES INC COM NEW	9,200.000	99,985.67	123,556.00
DEVON ENERGY CORPORATION NEW COM	7,900.000	368,102.48	421,860.00
DISNEY WALT CO DISNEY COM	146,617.000	3,833,412.20	2, 895, 685.75
DODGE & COX STK FD COM	284,306.674	26,756,464.93	27,378,732.71
DOLLAR THRIFTY AUTOMOTIVE GROUP INC COM	6,130.000	130,254.35	113,711.50

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY
AMERICAS
    NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS
(TRADE -DATED)
07/21/03 E25A CAHASR PAGE 12

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
DOLLAR TREE STORES INC COM STK USD0.01	37,744.000	932,330.83	1,199,126.88
DONNELLEY R R & SONS CO COM	35,100.000	1,071,996.10	917,514.00
DORAL FINL CORP COM	5,762.000	145,368.84	257,273.30
DOW CHEM CO COM	88,100.000	2,562,975.00	2,727,576.00
DOW JONES COM USD1	56,700.000	2,708,558.66	2,439,801.00
DOWNEY FINL CORP COM	5,820.000	239,616.85	240,366.00
DU- PONT DE NEMOURS COM USD0.60	112,700.000	4,674,225.70	4,692,828.00
DUKE ENERGY CORPORATION	87,600.000	2,419,583.03	1,747,620.00
DUN & BRADSTREET CORP DEL NEW COMMON STOCK	24,500.000	439,495.45	1,006,950.00
EMC CORP MASSACHUSETTS COM STK USD0.01	130,500.000	6,427,639.34	1,366,335.00
EAST WEST BANCORP INC COM	4,450.000	127,538.75	160,778.50
EASTMAN KODAK CO COM	57,800.000	2,792,235.07	1,580,830.00
EATON CORP COM	13,500.000	869,952.04	1,061,235.00
EBAY INC COM STK USD0.01	5,800.000	392,967.17	603,200.00
ECHOSTAR COMMUNICATIONS CORP CLASS 'A' COM STK USD0.01	12,800.000	727,283.21	443,136.00

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 13

ACCOUNT 124079 - COMBINED

HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
EL PASO CORPORATION COMMON STOCK USD3 (FORMERLY EL PASO ENERGY CORP)	83,000.000	1,578,452.14	670,640.00
ELECTRONIC ARTS COM STK NPV	8,600.000	450,914.21	635,540.00
EMCOR GROUP COM STK USD0.10	4,980.000	250,661.43	245,812.80
EMERSON ELEC CO COM	50,820.000	2,462,061.67	2,596,902.00
ENTEGRIS INC COMMON STOCK	12,000.000	92,960.40	161,880.00
ERICSSON (LM) (TELEFONAKTIEBOLAGET) ADR B SEK 10	29,400.000	214,173.67	312,522.00
EXPEDITORS INTERN OF WASHINGTON INC COM STK US$0.01	7,375.000	211,613.69	254,142.50
EXPRESS SCRIPTS INC CLASS 'A' COMON STOCK USD0.01	11,700.000	568,035.58	800,397.00
EXXON MOBIL CORP COMMON STOCK	304,044.000	9,183,971.38	10,918,220.04
FTI CONSOLTING INC COM	10,575.000	158,233.72	264,057.75
FACTSET RESH SYS INC COM	13,675.000	424,599.33	602,383.75
FAMILY DOLLAR STORES, INC COM STK USD0.10	11,270.000	295,602.60	429,950.50
FREDDIE MAC COM	57,600.000	2,546,239.47	2,924,352.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 14

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
FEDERAL NATIONAL MORTGAGE ASSOC COM NPV	125,830.000	6,818,634.61	8,485,975.20
FIFTH THIRD BANCORP COM STK NPV	30,920.000	1,888,493.02	1,775,426.40
FIRST BANCORP P R COM	3,600.000	108,702.00	98,820.00
FIRST DATA CORP COM	49,900.000	1,793,826.63	2,067,856.00
FLAGSTAR BANCORP INC COM	16,460.000	170,804.09	402,447.00
FIRST ENERGY CORP COMMON STOCK	33,035.000	710,811.04	1,270,195.75
FLEET BOSTON FIN CORP COM STK USD.01 (FORMERLY FLEET BOSTON CORP)	88,899.000	2,429,438.37	2,641,189.29
FORD MOTOR COMMON STOCK	64,300.000	1,491,649.93	706,657.00
FORD CAPITAL TRUST 6.500% CNV PREFERRED STOCK	12,500.000	625,000.00	543,125.00
FOREST LABS INC COM	9,600.000	371,854.86	525,600.00
FORTUNE BRANDS INC COM	36,600.000	1,024,102.36	1,910,520.00
FOX ENTERTAINMENT GROUP INC-A SHS COMMON STOCK	15,900.000	416,551.25	457,602.00
FRED'S INC	2,600.000	73,583.94	97,318.00
FREMONT GEN CORP COM	9,500.000	114,322.08	130,150.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 15

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
FRIEDMAN BILLINGS RAMSEY GROUP INC CLASS'A'COM USD0.01 (REIT)	26,061.000	224,857.11	349,217.40
FRONTIER OIL CORP COM	6,700.000	108,652.73	101,840.00
GENENTECH INC COM STK	5,000.000	347,331.50	360,600.00
GENERAL ELECTRIC CO (U.S.)	570,500.000	17,230,139.12	16,361,940.00
GENERAL MILLS INC COM	33,300.000	1,169,114.51	1,578,753.00
GENUINE PARTS CO COM	42,400.000	1,260,511.18	1,357,224.00
GENZYME CORP COM	0.295	57.77	12.35
GEORGIA GULF CORP COM PAR $0.01	7,520.000	188,175.10	148,896.00
GILLETTE CO COM	118,600.000	4,120,269.81	3,778,596.00
GOLDEN WEST FINANCIAL COM USD0.10	6,200.000	383,595.50	496,062.00
GOLDMAN SACHS GROUP INC COMMOM STOCK	47,610.000	3,916,366.45	3,987,337.50
GRACO INC COM	7,710.000	196,455.53	246,720.00
GREAT LAKES CHEM COM USD1	53,400.000	2,265,596.12	1,089,360.00
HRPT PPTYS TR COM SH BEN INT	32,480.000	286,801.39	298,816.00
HANCOCK JOHN FINL SVCS INC COM	24,623.000	707,035.03	756,664.79
HANDLEMAN CO COM STK USD0.01	5,400.000	81,990.73	86,400.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 16

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
HARBOR FLA BANCSHARES INC COM	11,600.000	279,094.56	278,052.00
HARRIS CORP DEL COM	1,470,415.000	41,627,815.64	44,185,970.75
HASBRO INC COM	96,300.000	1,463,854.97	1,684,287.00
HEALTH MANAGEMENT ASSOC CLASS'A'USD0.01	19,300.000	393,205.33	356,085.00
HEADWATERS INC COM STK USD0.001	9,300.000	141,490.19	135,315.00
HELMERICH & PAYNE INC COM	3,600.000	95,045.62	105,120.00
HERCULES INC COM	91,300.000	2,845,590.52	903,870.00
HERSHEY FOODS CORP COM	6,500.000	351,394.38	452,790.00
HEWLETT PACKARD CO COM	163,704.000	4,257,331.19	3,485,895.20
HIBBETT SPORTING GOODS INC COM STK USD0.01	10,425.000	212,631.48	343,399.50
HIGHWOODS PPTYS INC COM	9,000.000	232,620.12	200,700.00
HILTON HOTELS CORP COM USD2.50	102,700.000	1,457,449.91	1,313,533.00
HOME DEPOT INC COM	214,190.000	6,629,970.46	7,093,972.80
HONEYWELL INTERNATIONAL COM STK USD1 FORMERLY ALLIEDSIGNAL INC	228,920.000	7,329,495.19	6,146,502.00
HOUSTON EXPL CO COM	6,300.000	211,767.40	218,610.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 17

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
HOVNANIAN ENTERPRISES INC CL A COM	3,000.000	103,702.46	176,850.00
HUBBELL HARVEY INC CL B	39,000.000	1,202,610.88	1,290,900.00
ICU MEDICAL INC COMMON STOCK USD0.01	18,300.000	558,317.11	568,947.00
ICON PUB LTD CO	1,100.000	33,419.92	35,002.00
IKON OFFICE SOLUTIONS INC (FORMERLY ALCO STANDARD CORP)	39,800.000	368,889.45	354,220.00
ILEX ONCOLOGY INC COMMON STOCK USD0.01	26,550.000	400,152.33	514,273.50
ILLINOIS TOOL WKS INC COM	7,700.000	461,729.01	507,045.00
INDEPENDENT BK CORP MICH COM	3,400.000	91,152.04	87,380.00
INTERGRATED CIRCUIT SYSTEMS COMMON STOCK	14,550.000	283,533.10	457,015.50
INTEL CORP COMMON STOCK USD0.001	326,900.000	8,825,292.14	6,802,789.00
INTERACTIVECORP USD 0.01 (FORMERLY USA INTERACTIVE)	8,600.000	325,537.22	338,238.00
INTERGRAPH COM USD0.10	13,200.000	237,167.33	279,048.00
INTERNATIONAL BUSINESS MACHS CORP COM	29,600.000	2,864,101.15	2,442,000.00
INTERNATIONAL FLAVORS & FRAGRANCES INC COM	41,600.000	1,642,296.19	1,328,288.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 18

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
INTERNATIONAL PAPER CO COM	152,196.000	5,551,251.50	5,437,963.08
INTERSIL CORP CL A COMMON STOCK USD0.01	17,800.000	369,652.23	473,658.00
INVERESK RESH GROUP INC COM	30,575.000	441,857.30	547,292.50
INVISION TECHNOLOGY COM STK USD0.01	3,300.000	89,628.18	81,147.00
IRWIN FINANCIAL CORP COM NPV	10,000.000	214,590,35	259,000.00
JP MORGAN CHASE & CO COMMON STOCK (FORMERLY CHASE MAHATTAN CORP)	91,160.000	2,886,922.18	3,115,848.80
JABIL CIRCUIT INC	118,760.000	2,971,433.58	2,624,596.00
JOHNSON & JOHNSON COMMON STOCK	163,400.000	8,034,286.64	8,447,780.00
JOHNSON CTLS INC COM	14,600.000	1,178,248.22	1,249,760.00
KLA-TENCOR CORPORATION COM STK USD0.001 (FORMERLY KLA INSTRUMENTS)	12,600.000	703,766.81	585,396.00
KANEB PIPELINE PARTNERS COM UNITS NPV	3,620.000	125,911.51	157,651.00
KELLOGG CO COM	17,900.000	593,779.16	615,223.00
KIMBERLY CLARK CORP COM	37,700.000	1,895,915.30	1,965,678.00
KINDER MORGAN MANAGEMENT LLC SHS	4,277.000	141,388.28	160,216.42

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 19

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
KNIGHT RIDDER INC	32,700.000	1,504,885.73	2,254,011.00
KNIGHT TRANSPORTATION INC COM	24,700.000	472,449.20	613,054.00
KOHL'S CORP COM	47,870.000	3,072,077.01	2,459,560.60
LNR PPTY CORP COM	3,900.000	121,952.44	145,860.00
LABORATORY CORP AMER HLDGS COM	12,400.000	362,215.35	373,860.00
LAM RESEARCH CORPORATION COM. STK. NPV	11,500.000	318,984.26	209,415.00
LANDAMERICA FINL GROUP INC COM	7,300.000	267,357.14	346,750.00
LANDRYS SEAFOOD RESTAURANTS COM	11,850.000	243,358.60	279,660.00
LANDSTAR SYS INC COM	3,600.000	149,909.98	225,216.00
LEGGET & PLATT INC COM	18,100.000	389,430.84	371,050.00
LENNAR CORP CL A COM	4,500.000	225,121.10	321,750.00
LILLY ELI & CO COM	12,359.000	764,540.43	852,400.23
LINCARE HOLDINGS INC COM	7,500.000	224,169.18	237,075.00
LINCOLN NATIONAL CORP COM USD1.25	50,523.000	1,609,728.17	1,800,134.49

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 20

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
LINEAR TECHNOLOGY CORP COM	11,900.000	342,771.20	385,322.00
LIZ CLAIBORNE COM USD1	14,000.000	367,540.93	493,500.00
LOCKHEED MARTIN CORP COM	31,200.000	1,243,051.76	1,484,184.00
LOWES COS INC COM	13,900.000	454,505.45	597,005.00
LUCENT TECHNOLOGIES INC COM STK USD0.01	234,900.000	1,972,823.73	476,847.00
LUCENT PFD CONV 8.00%	1,055.000	867,095.90	1,079,539.30
MBIA COM	7,250.000	284,874.83	353,437.50
MBNA CORP COM	175,150.000	3,504,766.89	3,650,126.00
MGIC INVT CORP WIS COM	25,920.000	973,360.21	1,208,908.80
MACROVISION CORP COM STK	21,525.000	427,050.18	428,993.25
MAGMA DESIGN AUTOMATION INC COM USD0.0005	13,900.000	146,448.56	238,385.00
MANHATTAN ASSOCS INC COM	12,650.000	284,251.70	328,773.50
MARATHON OIL CORP COM STK (FORMERLY USX -MARATHON GROUP)	35,500.000	892,900.45	935,425.00
MASCO CORP COM	195,240.000	4,857,135.55	4,656,474.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 21

ACCOUNT 124079 - COMBINED

HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
MAXIM INTERGRATED PRODUCTS COM STK NPV	34,470.000	563,473.09	1,175,427.00
MAY DEPT STORES CO COM	53,150.000	1,562,829.86	1,183,119.00
MCCORMICK & CO, INC COM NON.V NPV	20,600.000	270,704.60	560,320.00
MCDONALDS CORP COM NPV	119,700.000	2,712,367.67	2,640,582.00
MCKESSON CORP COM	13,000.000	425,590.75	464,620.00
MEADWESTVACO CORPORATION COM NPV	18,000.000	425,534.81	444,600.00
MEDIACOM COMMUNICATIONS CORP CL A	21,625.000	259,369.49	210,627.50
MEDICIS PHARMACEUTICAL CORP CL A NEW	5,025.000	195,721.64	284,917.50
MEDIMMUNE INC COM	6,300.000	214,391.84	229,131.00
MEDTRONIC INC COM	117,596.000	4,322,326.10	5,641,080.12
MELLON FINL CORP COM	77,000.000	1,662,619.79	2,136,750.00
MERCANTILE BANKSHARES CORP COM	36,700.000	1,027,630.27	1,444,145.00
MERCK & CO INC COM	199,110.000	10,927,668.61	12,056,110.50
MERITAGE CORP COM	5,825.000	174,127.76	286,939.50
MERRILL LYNCH & CO INC COM	23,700.000	1,499,723.36	1,106,316.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 22

ACCOUNT 124079 - COMBINED　　　　HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
METHANEX CORP COM NPV	11,400.000	120,318.10	121,752.00
MICREL INC COM	59,800.000	668,947.94	621,920.00
MICROSOFT CORP COMMON STOCK	583,164.000	15,855,138.79	14,952,324.96
MICROCHIP TECHNOLGY INC COM	7,200.000	164,875.26	178,200.00
MICRON TECHNOLOGY INC COM STK USD0 .10	29,500.000	1,187,110.33	343,085.00
MILLIPORE CORP COM	6,400.000	322,471.00	283,968.00
MONOLITHIC SYSTEMS TECHNOLOGY INC COM STK USD0.01	16,050.000	181,095.58	146,857.50
MOODYS CORP COMMON STOCK	16,500.000	403,437.68	869,715.00
MORGAN STANLEY DEAN WITTER DISCOVER & CO COM NEW	80,490.000	5,896,998.99	3,440,947.50
MOTOROLA INC M COM USD3.00	211,478.000	3,968,348.83	1,994,237.54
MOVIE GALLERY INC COM	14,900.000	246,943.46	277,587.00
MUELLER INDS INC	3,710.000	122,836.90	100,578.10
MYLAN LABORATORIES COM USD0.50	8,700.000	211,579.49	302,499.00
MYRIAD GENETICS INC COM STK USD0.01	21,825.000	720,282.00	296,601.75

EIN 34-0276860

| DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK | SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003 | GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 23 |

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
NVR INC COM STK USD0.01	1,310.000	347,251.52	538,410.00
NASSDA CORP COM STK USD0.001	25,100.000	257,840.40	197,537.00
NATIONAL CITY CORP COM USD4	33,700.000	695,292.89	1,102,327.00
NATIONS FDS INC INTL VAL INV A	3,816,553.080	57,287,503.65	56,179,661.33
NETBANK INC COM	11,600.000	156,247.95	151,380.00
NETWORKS ASSOCS INC COM	12,700.000	270,044.57	161,036.00
NEW CENTURY FINANCIAL CORP COM	9,110.000	246,815.64	395,738.40
NEW PLAN EXCEL RLTY TR INC COM	10,470.000	201,075.90	223,534.50
NEW YORK TIMES CO CL A	27,200.000	1,201,259.35	1,237,600.00
NEWELL RUBBERMAID INC COM	54,030.000	1,429,647.02	1,512,840.00
NEXTEL PARTNERS INC COMMON STOCK .001	48,425.000	262,732.85	355,439.50
NIKE INC COM STK CLASS 'B' NPV	9,400.000	484,886.09	502,806.00
99 CENTS ONLY STORES COM	10,991.000	295,542.59	377,211.12
NISOURCE INC COM	92,100.000	2,001,050.55	1,749,900.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY
AMERICAS
   NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS
(TRADE -DATED)
07/21/03 E25A CAHASR PAGE 24

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
NORFOLK SOUTHN CORP COM	76,000.000	2,112,010.45	1,459,200.00
NORTEL NETWORKS CORP NEW COMMON STOCK	32,200.000	103,181.49	86,940.00
NTGI-QM COLLECTIVE DAILY S&P500 EQUITY INDEX-FUND-LENDING	97,104.026	251,766,046.10	240,212,919.40
NTGI-QM COLLECTIVE DAILY AGGREGATE BOND INDEX FUND LENDING	581,106.685	139,668,784.21	176,756,382.59
NORTHERN TRUST CORP COM	29,900.000	1,004,982.07	1,243,840.00
NORTHROP GRUMMAN CORP COM NPV (FORMERLY NORTHROP CORP)	8,400.000	946,733.42	724,836.00
ODYSSEY HEALTHCARE INC COM USD0.001	22,862.000	439,512.87	845,894.00
OFFICE DEPOT INC COMMON STOCK USD0.01	16,100.000	240,712.00	233,611.00
OMNICOM GROUP COM USD0. 5	8,300.000	459,222.17	595,110.00
ONEOK INC NEW COM	8,900.000	166,305.98	174,707.00
OPEN TEXT CORP COM NPV	10,000.000	268,572.17	282,500.00
ORACLE CORP COM	262,250.000	7,259,621.39	3,149,622.50
O'REILLY AUTOMOTIVE INC COM STK USD0.01	47,492.000	1,409,674.16	1,589,557.24
ORTHODONTIC CTRS AMER INC COM	19,750.000	483,148.05	158,197.50

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 25

ACCOUNT 124079 - COMBINED

HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
OVERSEAS SHIPHOLDING GP USD COMMON STOCK USD1	7,400.000	128,978.86	162,874.00
OWENS & MINOR INC COM	11,000.000	177,458.87	245,850.00
OWENS ILLINOIS COM USD0.001 (REREF FROM 2664909)	29,210.000	376,252.79	402,221.70
PMI GROUP INC COM STK NPV	82,000.000	1,391,998.46	2,200,880.00
PPG INDUSTRIES COM USD1.666	32,860.000	1,651,577.63	1,667,316.40
PPL CORP COMMON STOCK	14,634.000	567,492.64	629,262.00
PACIFIC CAP BANCORP NEW COM	5,400.000	189,109.90	188,676.00
PACIFICARE HEALTH SYSTEMS INC COM STK	8,200.000	282,646.29	404,506.00
PALL CORP COM USD0.25	83,800.000	1,857,286.91	1,885,500.00
PAN PAC RETAIL PPTYS INC COM	2,800.000	104,105.93	110,180.00
PAPA JOHNS INTERNATIONAL INC COM STK NPV	6,190.000	180,032.12	173,877.10
PARKER HANNIFIN CORP COM NPV	14,200.000	615,903.55	596,258.00
PATINA OIL & GAS CORP COM	13,125.000	240,834.39	421,968.75
PAYCHEX INC COM	14,800.000	518,371.49	434,972.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 26

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PEC SOLUTIONS INC COMMON STOCK USD0.01	11,049.000	210,869.76	177,446.94
PEDIATRIX MED GROUP COM	6,825.000	205,007.94	243,311.25
PENNEY (JC) COM USD0.50	15,000.000	635,985.27	252,750.00
PEOPLESOFT INC COM	5,400.000	133,309.61	94,824.00
PEPSICO INC COM	118,460.000	5,577,506.76	5,271,470.00
PFIZER INC COM	330,955.000	11,394,459.57	11,302,113.25
PHARMACEUTICAL PRODUCT DEVELOPMENT COM STK USD0.01	17,975.000	487,821.18	516,062.25
PHELPS DODGE CORP USD6. 2 5	42,360.000	1,096,233.98	1,624,082.40
PIMCO FDS MULTI MANAGER SER RCM GLOBAL TECHNOLOGY FD	317,883.070	6,635,354.58	7,819,923.52
PRAXAIR INC. COM STK USD0.01	64,889.000	2,858,429.19	3,899,828.90
PRIORITY HEALTHCARE CORP CL B	17,000.000	439,506.13	316,200.00
PROASSURANCE CORP COM (FORMERLY MEDICAL ASSURANCE INC)	6,700.000	151,572.16	180,833.00
PROCTER & GAMBLE CO COM	46,530.000	3,911,454.37	4,149,545.40
PROSPERITY BANCSHARES INC COM	8,950.000	166,391.16	171,929.50

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY
   AMERICAS
     NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS
(TRADE -DATED)
07/21/03 E25A CAHASR PAGE 27

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PRUDENTIAL FINANCIAL INC COM USD0.01	18,900.000	552,614.12	635,985.00
QUALCOMM INC COM STK USD0.0001	72,040.000	3,772,443.34	2,589,117.60
QUEST DIAGNOSTICS INC COM	6,500.000	359,404.70	414,700.00
QWEST COMMUNICATIONS INTL INC COM	434,500.000	3,977,810.22	2,076,910.00
R & G FINL CORP CL B	3,900.000	93,722.61	115,830.00
RADIAN GROUP INC COM	80,783.000	1,775,190.53	2,960,696.95
RAMBUS INC COMMON STOCK (USD0.001)	13,900.000	186,822.70	229,628.00
RAYTHEON CO NEW COM STK USD0.01	32,800.000	1,012,356.82	1,077,152.00
READERS DIGEST ASSN INC COM FORMERLY CL A NON VTG	52,900.000	1,042,296.37	713,092.00
REHABCARE GROUP INC COM	7,125.000	175,863.45	104,381.25
RENAISSANCE LEARNNING INC COMMON STOCK USD0.01 (FORMERLY ADVANTAGE LEARNING SYS INC)	4,675.000	95,997.77	101,447.50
RENT A CTR INC COM	3,525.000	134,642.79	267,230.25
RESEARCH IN MOTION LTD COM	9,900.000	167,475.30	214,038.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY
AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS
(TRADE -DATED)
07/21/03 E25A CAHASR PAGE 28

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
RESOURCES CONNECTION INC COM	18,000.000	372,058.15	429,660.00
ROCKWELL AUTOMATION INC NEW COM STK USD1	54,700.000	862,154.83	1,304,048.00
ROCKWELL COLLINS INC COM STK USD0.01	81,500.000	1,733,419.42	2,007,345.00
ROLLINS, INC COM STK USD1	10,350.000	212,493.82	195,097.50
ROYAL DUTCH PETE CO N Y REGISTRY SH PAR N CLDR 1.25	59,200.000	2,638,253.03	2,759,904.00
SBC COMMUNICATIONS INC COM	154,692.000	5,773,673.13	3,952,380.60
SLM CORP COM STK (FORMERLY USA EDUCATION INC)	15,600.000	537,528.96	611,052.00
SAFECO CORP	62,800.000	2,185,034.96	2,216,212.00
ST.JUDE MEDICAL INC COM STK USD0.10	15,500.000	596,114.75	891,250.00
ST PAUL COS INC COM	40,454.000	1,286,338.28	1,476,975.54
SALIX PHARMACEUTICALS LTD COMMON STOCK	12,700.000	152,247.54	131,953.00
SAN JUAN BASIN ROYALITY TRUST UNITS OF BNF INT NPV	15,700.000	239,804.37	281,815.00
SCHERING PLOUGH CORP COM	156,000.000	4,996,198.95	2,901,600.00
SCHLUMBERGER LTD COM	61,650.000	2,912,834.31	2,932,690.50

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 29

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
SCHWAB CHARLES CORP NEW COM	26,050.000	650,024.79	262,844.50
SEMTECH CORP COM STK USD0.01	13,500.000	214,023.96	192,375.00
SHOPKO STORES INC COM	19,380.000	344,851.66	251,940.00
SICOR INC COM	10,075.000	197,035.05	204,925.50
SIEBEL SYS INC COM	7,200.000	77,404.55	68,277.60
SIERRA HEALTH SERVICES INC COM STK USD0.01	14,700.000	193,850.83	294,000.00
SILICON VY BANKSHARES COM	9,100.000	230,934.19	216,671.00
SIMON PPTY GROUP INC NEW COM	37,368.000	913,057.32	1,458,473.04
SMURFIT-STONE CONTAINER CORP COM	19,100.000	274,075.32	248,491.00
SOUTHWEST AIRLS CO COM COMMON STOCK	28,900.000	529,359.79	497,080.00
SOUTHWESTERN ENERGY CO COM STK USD2.50	10,900.000	138,729.36	163,609.00
SPRINT CORP COM	111,400.000	2,548,414.52	1,604,160.00
STANLEY WORKS COM USD2.50	32,000.000	697,600.00	883,200.00
STAR GAS PARTNERS L P UNIT LTD PARTNERSHIP INT	5,300.000	112,663.14	116,441.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY
   AMERICAS
      NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS
(TRADE -DATED)
07/21/03 E25A CAHASR PAGE 30

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
STARWOOD HOTELS & RESORTS WORLDWIDE INC COM	71,602.000	2,720,313.55	2,047,101.18
STATE STREET PASSIVE BOND MARKET INDEX FUND	1,976,678.628	28,810,793.57	30,462,594.34
STATE STREET CORP COM	64,770.000	2,732,572.52	2,551,938.00
STATEN IS BANCORP INC COM	13,240.000	241,581.05	257,915.20
STEEL DYNAMICS INC COM STK USD0.01	9,400.000	127,654.57	129,626.00
STEWART INFORMATION SERVICES CORP COM STK USD 0.01	7,900.000	183,704.50	220,015.00
STONE ENERGY CORP COM	10,200.000	347,739.45	427,584.00
SUN MICROSYSTEMS COM USD0. 0006	51,600.000	756,929.03	239,940.00
SUNRISE SENIOR LIVING INC COM (FORMERLY SUNRISE ASSISTED LIVING INC)	9,340.000	261,164.33	209,029.20
SYMYX TECHNOLOGIES INC COM	13,425.000	191,163.21	221,378.25
SYNOPSYS INC COM STK USD0.01	7,805.000	401,425.89	483,363.65
SYSCO CORP USD1	23,800.000	705,632.37	714,952.00
TCF FINANCIAL CORP COM	5,350.000	228,774.05	213,144.00
TXU CORP COM	76,100.000	1,218,530.44	1,708,445.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 31

ACCOUNT 124079 - COMBINED

HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
TARGET CORP COMMON STOCK USD.1667 FORMERLY DAYTON HUDSON CORP	100,070.000	2,782,323.80	3,786,648.80
TECHNE CORP COM	25,525.000	768,860.20	774,683.75
TERADYNE,INC COM STK USD0.125	9,000.000	349,594.10	155,790.00
TETRA TECH INC NEW COM	7,600.000	98,979.36	132,240.00
TEXAS INSTRS INC COM	115,900.000	3,495,809.60	2,039,840.00
3M CO COM STK NPV (FORMERLY MINNESOTA MINING & MFG)	13,300.000	1,624,378.81	1,715,434.00
TOLL BROS INC	7,200.000	167,653.89	203,832.00
TORO CO	10,080.000	273,078.43	400,680.00
TOYS 'R' US COM USD0.10	92,300.000	1,605,055.24	1,118,676.00
TRAVELERS PPTY CAS COM STK USD0.01 CL 'A'	3,593.000	64,699.01	57,128.70
TRAVELERS PPTY CAS CORP COMMON STOCK CL B	7,383.000	143,648.67	116,429.91
TRIMBLE NAVIGATION COM STK NPV	6,800.000	160,683.18	156,604.00
TYCO INTL LTD NEW COM	72,700.000	1,713,917.68	1,379,846.00
UST INC COM USD0.5	50,100.000	1,499,210.78	1,755,003.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE -DATED) 07/21/03 E25A CAHASR PAGE 32

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
UNION PAC CORP COM	46,000.000	2,441,699.47	2,668,920.00
UNISOURCE ENERGY CORP COM	8,400.000	144,459.92	157,920.00
UNITED AUTO GROUP COM STK USD0.0001	12,600.000	233,239.96	274,428.00
UNITED ONLINE INC COMMON STOCK (FORMERLY NETZERO INC)	4,700.000	47,709.68	119,098.00
UNITED PARCEL SERVICES CLASS B SHARS	12,300.000	759,653.99	783,510.00
UNITED RENTALS INC COM STK USD0.01	25,200.000	241,393.74	350,028.00
UNITED TECHNOLOGIES CORP COM	23,830.000	1,529,879.14	1,687,878.90
UNITEDHEALTH GROUP INC COMMON STOCK USD0.01	35,200.000	1,416,402.47	1,768,800.00
UNIVERSAL CORP VA COM	4,710.000	165,983.87	199,233.00
UNIVISION COMMUNICATIONS INC CL A	14,700.000	423,325.98	446,880.00
UNOCAL CORP COM	58,500.000	2,039,705.70	1,678,365.00
UNUMPROVIDENT CORP COM	113,600.000	2,728,719.73	1,523,376.00
USTARCOM INC USD0.00125 (REREF FROM RUTSTAR)	21,550.000	436,059.62	768,042.00
VALERO ENERGY CORP NEW COM	2,000.000	85,664.56	72,660.00

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY
AMERICAS
    NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS
(TRADE -DATED)
07/21/03 E25A CAHASR PAGE 33

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
VERITAS DOC INC COM STK USD0.01	11,600.000	119,915.86	133,400.00
VERIZON COMMUNICATIONS COMMON STOCK	138,134.000	5,073,736.84	5,449,386.30
VERITAS SOFTWARE CO COM	17,599.000	916,784.58	507,203.18
VIACOM INC CLASS B COMMON	26,007.000	1,064,167.64	1,135,465.62
VISX COM STK NPV	10,000.000	161,184.18	173,500.00
WGL HOLDINGS INC	12,300.000	318,135.63	328,410.00
W HLDG CO INC COM	11,200.000	189,847.41	189,504.00
WACHOVIA CORP 2ND NEW COM	18,800.000	688,518.85	751,248.00
WAL MART STORES INC COM	179,620.000	6,140,823.24	9,640,205.40
WALGREEN CO COM	96,560.000	2,381,809.33	2,906,456.00
WASTE MGMT INC DEL COM	107,172.000	2,709,590.01	2,581,773.48
WATERS CORP COM STK USD0.01	13,200.000	409,845.42	384,516.00
WELLS FARGO & CO NEW COM	33,300.000	1,176,036.54	1,678,320.00
WEST CORPORATION COMMON STOCK USD1 (FORMERLY WEST TELESERVICES CORP)	19,950.000	417,396.06	531,667.50

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 34

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
WESTAR ENERGY INC COM STK USD5 (FORMERLY WESTERN RESOURCES INC)	9,900.000	98,680.50	160,677.00
WEYERHAEUSER CO COM	37,620.000	1,731,934.70	2,031,480.00
WHOLE FOODS MARKET INC COM STK NPV	2,500.000	102,302.57	118,825.00
WILLIAMS ENERGY PARTNERS L P COM UN PRT LTD	3,500.000	110,950.00	165,760.00
WILMINGTON TRUST CORPORATION NEW	18,300.000	504,138.03	537,105.00
WRIGLEY (WILLIAM) JUNIOR CO COM STK NPV	43,250.000	2,378,479.50	2,431,947.50
WYETH USD0.3333 (FORMERLY AMERICAN HOME PRODUCTS CORP)	182,700.000	7,566,951.65	8,321,985.00
XILINX INC COMMON STOCK	13,600.000	505,411.10	344,080.00
XEROX CORP COM	41,000.000	944,991.26	434,190.00
YAHOO INC COM STK USD0.01	23,000.000	786,492.59	752,100.00
YANKEE CANDLE INC COM	12,125.000	250,283.16	281,542.50
ZALE CORP COM NEW	3,280.000	120,634.19	131,200.00
ZIMMER HLDGS INC COM	8,560.000	275,117.25	385,628.00

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 35

ACCOUNT 124079 - COMBINED

HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
ALLSTATE LIFE INSURANCE GIC #77064 5.430%	63,206,133.130	63,206,133.13	63,206,133.13
STATE STREET BANK & TRUST GAC #97019 SYNTHETIC GIC #172481	74,675,489.580	74,675,489.58	74,675,489.58
PRUDENTIAL LIFE INSURANCE #10010-215 4.740% 02/11/2005	5,329,503.830	5,329,503.83	5,329,503.83
GE LIFE & ANNUITY ASSURANCE CO 7.160% 12/08/2003	12,792,805.540	12,792,805.54	12,792,805.54
MONUMENTAL LIFE INS CO MDA 00076FR 6.000% 04/19/2004	8,091,191.830	8,091,191.83	8,091,191.83
MONUMENTAL LIFE CONTRACT #00245TR 6.410% DTD 01JUL2000 DUE 01JUL2002	83,451,008.760	83,451,008.76	83,451,008.76
ALLSTATE LIFE INS #GA-6316 6.030% DTD 25JAN2001 DUE 27JAN2005	3,458,174.960	3,458,174.96	3,458,174.96
CAISSE DES DEPOT BRIC 121-07	8,020,762.310	8,020,762.31	8,020,762.31
ALLSTATE LIFE INS #GA-6326 5.930% DTD 19APR2001 DUE 19APR2005	5,675,599.530	5,675,599.53	5,675,599.53
MASS MUTUAL #35083 4.000% DTD 16NOV2001 DUE 22NOV2004	5,326,680.900	5,326,680.90	5,326,680.90
SECURITY LIFE OF DENVER #SA-0286 5.540% 07/12/2004	4,449,556.880	4,449,556.88	4,449,556.88

EIN 34-0276860

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 36

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PRUDENTIAL CAP-MAC INSD #10010-214 4.960% DTD 09/06/2001 DUE 09/07/2004	5,455,951.280	5,455,951.28	5,455,951.28
SECURITY LIFE OF DENVER #SA-0240 5.360% 04/07/2004	5,619,068.290	5,619,068.29	5,619,068.29
METLIFE #GAC-28220 5.400% DTD 09AUG2001 DUE 10AUG2004	2,209,381.500	2,209,381.50	2,209,381.50
UBS AG #5012 5.898% 05/03/2005	73,382,967.750	73,382,967.75	73,382,967.75
NEW YORK LIFE GA30972-002 5.330% DTD 19JUN2001 DUE 28JUN2004	6,667,042.520	6,667,042.52	6,667,042.52
BANK OF AMERICA NT&SA CONTRACT #99-220 GIC 5.96%	74,131,426.880	74,131,426.88	74,131,426.88
CHASE SYNTHETIC GIC# 433121-LT 5.710% DTD 01JUN2000 DUE 01SEP2003	60,514,495.050	60,514,495.05	60,514,495.05
JOHN HANCOCK LIFE INS GAC #15017 7.420% 15AUG2005	9,582,862.180	9,582,862.18	9,582,862.18
METROPOLITAN LIFE INS CO GAC 28845 1.790% DTD 25JUN2003 DUE 23JUN2005	5,251,531.350	5,251,531.35	5,251,531.35
NEW YORK LIFE INS # 31340 4.190% 31JAN2005	5,355,024.540	5,355,024.54	5,355,024.54
TRAVELERS INSURANCE COMPANY GR-18502 2.920% DTD 01JAN2003 DUE 28JAN2010	5,061,087.930	5,061,087.93	5,061,087.93

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE -DATED)
07/21/03 E25A CAHASR PAGE 37

ACCOUNT 124079 - COMBINED   HARRIS COROPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
NEW YORK LIFE INS CO GA 31340-002 4.120% DTD 15APR2002 DUE 15APR2004	2,100,163.160	2,100,163.16	2,100,163.16
METROPOLITAN LIFE INS CO CONTRACT #28813 2.830% DTD 01APR2003 DUE 27MAR2006	6,041,891.310	6,041,891.31	6,041,891.31
METROPOLITAN LIFE INS CO GAC 28590 4.830% DTD 30APR2002 DUE 26APR2005	3,170,199.430	3,170,199.43	3,170,199.43
MONUMENTAL LIFE INSURANCE COMPANY SV04304Q 2.190% DTD 26FEB2003 DUE 26FEB2013	7,555,849.830	7,555,849.83	7,555,849.83
ACCOUNT TOTAL		1,831,373,283.71	1,850,532,530.23
LESS AMOUNTS INCLUDED IN CASH AND CASH EQUIVALENTS ON THE BALANCE SHEET		(93,850,131.23)	(93,850,131.23)
		1,737,523,152.48	1,756,682,399.00

EIN 34-0276860

| DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK ACCOUNT 124079 - COMBINED | SCHEDULE H ITEM 4I PART 2 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES FROM 07/01/2002 TO 06/30/2003 | GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 07/22/03 PAGE 1 |

HARRIS COROPORATION
RETIREMENT PLAN
COMBINED REPORT

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEEDS OF DISPOSITIONS
FRESH DELMONTE PRODUCE	10,700.000	247,479.04	
COM STK	24,200.000		583,815.40
02MICRO INTERNATIONAL LIMITED	14,625.000	129,101.15	
COMMON STOCK	2,550.000		31,803.96
TARO PHARMACEUTICAL INDS LTD	4,475.000	170,287.35	
ORD	9,875.000		395,212.45
QIAGEN INC	50,825.000	326,371.64	
ADR COM	14,700.000		105,084.35
RESERVE INVSTMT FUND INC	8,512,305.140	8,512,305.14	
05/20/2000	10,121,000.000		10,121,000.00
HARRIS RETIREMENT PLAN LOAN	14,401,717.910	14,401,717.91	
	11,652,285.840		11,652,285.84
AGRIUM INC	16,200.000	190,229.44	
COM NPV USD	16,200.000		176,028.19
ALCATEL ALSTHOM	40,200.000	258,288.53	
& SPONSORED ADR	40,200.000		359,132.18
BALLARD PWR SYS INC	33,100.000	340,438.21	
COM	33,100.000		373,272.10
HURRICANE HYDROCARBONS LTD	9,880.000	65,921.78	
CL A	25,680.000		241,828.72
PHARMACIA CORP	9,000.000	385,985.09	
COMMON STOCK (ACQUIRED)	29,300.000		1,192,442.93
ROYAL DUTCH PETE CO	19,400.000	843,732.76	
N Y REGISTRY SH PAR N CLDR 1.25	6,500.000		273,481.86

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK ACCOUNT 124079 - COMBINED	SCHEDULE H ITEM 4I PART 2 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES FROM 07/01/2002 TO 06/30/2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 07/22/03 PAGE 2

HARRIS CORP RETIREMENT PLAN
COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEEDS OF DISPOSITIONS
TYCO INTL GROUP S A CONV 2.750% DTD 09JAN2003 DUE 15JAN2018	342,000.000 342,000.000	342,000.00	362,520.00
TYCO INTL GROUP S A CONV 3.125% DTD 09JAN2003 DUE 15JAN2023	171,000.000 171,000.000	171,000.00	181,687.50
ALLSTATE LIFE INSURANCE GIC #77064 5.430%	21,875,777.020 11,780,098.010	21,875,777.02	11,780,098.01
BUSINESS MEN'S ASSURANCE #1309 5.410% 05/05/2003	276,818.920 6,365,759.240	276,818.92	6,365,759.24
CDC INVESTMENT MGMT CORP BRIC #121-05 @ 6.020 % 22/DEC/2002	85,539.910 5,097,109.330	85,539.91	5,097,109.33
STATE STREET BANK & TRUST GAC #97019 SYNTHETIC GIC #172481	13,488,298.940 3,665,160.360	13,488,298.94	3,665,160.36
CDC INVESTMENT MGMT CORP BRIC #121-06 5.890% 06/08/2003	243,299.990 7,764,538.950	243,299.99	7,764,538.95
MONUMENTAL LIFE INS CO MDA 00076FR 6.000% 04/19/2004	480,124.160 482,707.940	480,124.16	482,707.94
MONUMENTAL LIFE CONTRACT #00245TR 6.410% DTD 01JUL2000 DUE 01JUL2002	27,977,123.710 4,413,535.940	27,977,123.71	4,413,535.94
SUNAMERICA LIFE #4993 7.530% DTD 28MAY2000 DUE 23JUN2003	255,423.210 3,726,303.970	255,423.21	3,726,303.97

EIN 34-0276860

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK ACCOUNT 124079 - COMBINED	SCHEDULE H ITEM 4I PART 2 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES FROM 07/01/2002 TO 06/30/2003	GLOBAL ASSETS - EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 07/22/03 PAGE 3

HARRIS CORP RETIREMENT PLAN
COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEED OF DISPOSITIONS
METROPOLITAN LIFE # GAC 25857 5.430% DTD 03/01/2001 DUE 03/31/2003	215,545.310 5,558,547.660	215,545.31	5,558,547.66
CAISSE DES DEPOT BRIC 121-07	289,670.220 305,542.410	289,670.22	305,542.41
UBS AG #5012 5.898% 05/03/2005	28,048,964.400 11,087,069.170	28,048,964.40	11,087,069.17
MASS MUTUAL LIFE INS CO #35069 5.030% DTD 04/06/2001 DUE 04/07/2003	204,557.930 5,517,133.850	204,557.93	5,517,133.85
BANK OF AMERICA NT&SA CONTRACT #99-220 GIC 5.96%	29,467,703.610 8,075,804.300	29,467,703.61	8,075,804.30
SUN AMERICA GIC #4991 7.530% DTD 14JUN2000 DUE 09JUN03	409,574.280 6,210,506.620	409,574.28	6,210,506.62
CHASE SYNTHETIC GIC# 433121-LT 5.710% DTD 01JUN2000 DUE 01SEP2003	13,305,281.840 15,315,260.800	13,305,281.84	15,315,260.80
JOHN HANCOCK LIFE INS GAC #15017 7.420% 15AUG2005	667,800.000 667,800.000	667,800.00	667,800.00
PRUDENTIAL GA#10010 6.170% 06/17/2003	378,292.980 6,742,743.140	378,292.98	6,742,743.14

EIN 34-0276860

NEW YORK
DEUTSCHE BANK TRUST COMPANY
AMERICAS

ACCOUNT 124079 - COMBINED

SCHEDULE H ITEM 4J
PART 2 - SCHEDULE OF REPORTABLE
TRANSACTIONS
CUMULATIVE TRANSACTIONS BY
ISSUE
ASSETS HELD FOR INVESTMENT
PURPOSES
FROM 07/01/2002 TO 06/30/2003

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS
(TRADE-DATED)
07/22/03   PAGE 1

HARRIS COROPORATION
RETIREMENT PLAN
COMBINED REPORT

MARKET VALUE 06/30/2002 $1,845,771,576.16

| SECURITY DESCRIPTION | DISPOSED | | | ACQUIRED | |
	SALES	PROCEEDS	GAIN OR LOSS-	PURCHASES	COST
PYRAMID DIRECTED ACCOUNT CASH FUND	861	388,216,789.47	0.00	956	378,780,696.27
STI CLASSIC INSTITUTIONAL CASH MGMT MONEY MARKET FUND	329	104,469,951.37	0.00	243	109,731,627.48
PYRAMID EQUITY INDEX FUND	82	75,001,683.19	17,737,876.41-	79	58,176,847.67

EIN 34-0276860

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

| | Harris Corporation Retirement Plan |
| By: | Retirement Plan Administrative Committee, as Plan Administrator |

/s/ David S. Wasserman
_____

David S. Wasserman

Date: December 23, 2003